

Mail Stop 7010

March 10, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Bill W. Wheat
Chief Financial Officer
D.R. Horton, Inc.
301 Commerce Street, Suite 500
Fort Worth, Texas 76102

      RE: Form 10-K for the fiscal year ended September 30, 2008
              Form 10-Q for the period ended December 31, 2008
                  File No. 1-14122

Dear Mr. Wheat:

        We have reviewed your response letter dated March 3, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2008


General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis, page 23

2. We note your response to prior comment 2. We urge you to continue to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of your homebuilding assets and financial services assets in a similar manner to your quantitative disclosures regarding inventory. You disclose that your most significant assets, excluding cash, and those whose recoverability are most impacted by industry conditions include inventory, earnest money deposits and pre-acquisition costs related to land and lot option contracts, tax assets, and owned mortgage loans. We urge you to consider whether additional detailed and quantitative disclosures related to these assets can be provided to help investors evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. For example, you may consider disclosing the amount of earnest money deposits and pre-acquisition costs related to land and lot option contracts for specific regions which have been more severely impacted by the challenging conditions in the homebuilding industry.

Critical Accounting Policies

Revenue Recognition, page 59

3. We note your response to prior comment 10. Please expand your disclosures to discuss how you arrive at an estimate for nonperformance risk, provide a sensitivity analysis of this estimate based upon reasonably likely changes, and discuss whether there have been significant changes in this estimate.

Notes to the Financial Statements

Note A – Summary of Significant Accounting Policies, page 73

Insurance Claim Costs, page 77

4. We note your response to prior comment 12. Your proposed disclosures include a broad range of amounts as they cover five policy years. In addition to your current proposed disclosures, please also specifically disclose the extent of your self-insurance in each area that you are self-insured in the current policy year. Please also disclose whether or not you currently have excess loss insurance and, if so, the current amounts at which this insurance coverage begins in each area.

<u>FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2008</u>

<u>General</u>

5. Please address the above comments in your interim filings as well.

*   *   *   *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant